ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market(1)

Trading of Own Shares for Treasury

December 2018 and full year

We inform the capital market agents that in December 2018:

1.	Itaú Unibanco did not purchase its own shares for treasury stock;

2.	The amount of 1,653,218 preferred shares was reallocated in the market under Long-term Incentive programs.

In 2018:

3.	We acquired 19.7 million own preferred shares for treasury stock by the average acquisition price(2) of R$ 25.93 per share(3);

4.	The amount of 43.2 million preferred shares was reallocated in the market under Long-term Incentive programs.

Historical information regarding purchase of own shares for treasury stock is available on the Company’s Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, January 08, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

(1)	Every amount contained in this announcement was adjusted by 50% stock split.

(2)	The repurchase amounts do not include settlement, brokerage and trading fees.

(3)	The minimum and maximum acquisition prices practiced in the year were, respectively, R$ 24.93 and R$ 26.67 for preferred shares.

2